Exhibit 99.1


   BONSO ANNOUNCES SALE OF ASSETS OF ITS GERMAN SUBSIDIARY--KORONA TO BEURER

HONG KONG, April 9, 2009 (GLOBE NEWSWIRE) -- Bonso Electronics International, Inc. (NasdaqGM: BNSO - News) a designer and manufacturer of sensor based and communications products, today announced the sale of certain assets of its German Subsidiary Korona Haushaltswaren GmbH & Co. KG ("Korona") to Beurer GmbH ("Beurer"). The selected assets included inventory, accounts receivable and the Korona brand and related intellectual property rights. The Agreement for the sale of the assets was entered into on March 31, 2009. Korona is a wholly owned subsidiary of Modus Enterprise International Inc., which is a wholly owned subsidiary of Bonso Electronics International, Inc.

Anthony So, Bonso's Chairman, stated, "I am pleased to report that we have completed the sale of Korona's assets to Beurer. I believe that this sale will help to reduce the losses we have experienced as a result of the operation of the German subsidiary and that it will have a positive impact upon our future operations." Mr. So also stated, "This sale will effectively end our German operations, except for matters relating to the sale of the assets."

Marco Buhler, the President of Beurer, stated, "We are very pleased to have acquired the Korona brand. We plan to integrate the Korona brand into our brand portfolio and we believe it will help accelerate our company's growth."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales, weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," " I or we believe," "future prospects," or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So
Chief Financial Officer
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics